EXHIBIT 4.1

                        SETTLEMENT AND RELEASE AGREEMENT

         Thiso Settlement and Release Agreement (the "AGREEMENT") dated effective as of January 30, 2004 (the "EFFECTIVE DATE") is between Andrew Vasko ("Vasko") Vasko Enterprises, Inc. ("VEI")and Front Porch Digital. Inc. ("FPD") who shall collectively be referred to as the "PARTIES".

                                    RECITALS

         WHEREAS, Vasko and FPD are parties to a lawsuit captioned Drew Vasko v Front Porch Digital. Inc., Case No. 02-MK-2288 (BNB) currently pending in the United States District Court for the District of Colorado (the "Lawsuit"). In the Lawsuit Vasko has brought claims against FPD for commissions, penalties and attorneys fees under the Colorado Wage Act and for unjust enrichment; FPD has brought claims against Vasko for tortuous interference with contract and prospective business advantage, misappropriation of trade secrets and breach of fiduciary duty.

         WHEREAS, the Parties wish to settle the Lawsuit and all claims therein;

         NOW THEREFORE, in consideration of the foregoing, the mutual promises forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

                                    AGREEMENT

         1. SETTLEMENT CONSIDERATION. Upon full execution of this. Agreement FPO shall pay VEI the Settlement Consideration pursuant to the payment terms set forth in Exhibit A hereto. Upon full payment of the Settlement Consideration as set forth in Exhibit A: a) the parties shall cause the Lawsuit to be dismissed with prejudice; and b) the releases set forth in paragraph 2 below shall become effective.

         2.       RELEASES.

         A. RELEASE BY VASKO AND VEI. Vasko, for himself and his heirs, successors, representatives, agents, attorneys and assigns (all of whom, for the purposes of this Section 2(A), are collectively referred to as Vasko) and VEI for itself, its affiliates, predecessors, successors, representatives, directors, officers, employees, shareholders, agents, attorneys and assigns (all of whom, for the purposes of this Section 2(A), are collectively referred to as VEI) hereby fully and forever release and discharge FPD, its affiliates, predecessors, successors, representatives, directors, officers, employees, shareholders, agents, attorneys and assigns (all of whom, for the purposes of this Section 2(A), are collectively referred to as FPD) of


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                  and from any and all actions, causes of action. claims,
                  obligations, demands, costs and expenses, including attorneys' fees, compensation, commissions, damages, wages, penalties or otherwise, of every kind and nature whatsoever, in law, statute or equity, whether now known or unknown, that Vasko or VEI may now have, or claim at any future time to have, against FPD including but not limited to any claims based in whole or in part upon, relating to, or arising from the claims raised in the Lawsuit.

         B. RELEASE BY FPD. FPD, for itself, its affiliates, predecessors, successors, representatives, directors, officers, employees, shareholders, agents, attorneys and assigns (all of whom, for the purposes of this Section 2(8), are collectively referred to as FPD) hereby fully and forever releases and discharges Vasko and his heirs, successors, representatives, agents, attorneys and assigns (all of whom, for the purposes of this Section 2(B) are collectively referred to as Vasko) and VEI, its affiliates, predecessors. successors, representatives, directors, officers,, employees, shareholders, agents, attorneys and assigns (all of whom, for the purposes of this Section 2(B), are collectively referred to as VEI) of and from any and all actions, causes of action, claims, obligations, demands, costs and expenses, including attorneys' fees, compensation, damages; wages, penalties or otherwise, of every kind and nature whatsoever, in law; statute or equity, whether now known or unknown, that FPD may now have, or claim at any future time to have, against Vasko or VEI including but not limited to any claims based in whole or in part upon, relating to, or arising from the claims raised in the Lawsuit.

         3. DENIAL OF LIABILITY. The Parties understand and agree that this Agreement shall not be construed as an admission of liability on the part of any person or entity, liability being expressly denied.

         4. AUTHORITY AND NONASSIGNMENT. The Parties warrant and represent that each has authority to enter into this Agreement, and that no Party has transferred, sold, assigned, or hypothecated any part of their respective claims, actions, demands and/or causes of action, if any. The Parties warrant and agree that each will sign or execute any document that is necessary to complete the obligations as set forth within this Agreement.

         5. NONRELIANCE. Each Party understands and agrees that it assumes all risk that the facts or law may be, or become, different than the facts or law as believed by the Party at the time it executes this Agreement. The Parties acknowledge that their adversary relationship precludes any affirmative obligation of disclosure, and expressly disclaim all reliance upon information supplied or concealed by any adverse Party or its counsel in connection with the negotiation and/or execution of this Agreement.


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         6.       ADDITIONAL WARRANTY AND ACKNOWLEDGMENT. The Parties warrant and represent that they have been offered no promise or inducement except as expressly provided in this Agreement, and that this Agreement is not in violation of or in conflict with any other Agreement of any of the Parties.

         7. CONFIDENTIALITY. The Parties warrant and represent to each other that, other than to their shareholders, accountants and/or counsel, the terms of this Agreement or the circumstances under which the Lawsuit has been resolved have not been disclosed. After the Effective Date, neither the Parties, nor their counsel, nor their shareholders, nor any other person under the Parties' control shall disclose any term of this Agreement or the circumstances under which the Lawsuit has been resolved, except that the Parties may disclose such information as required by subpoena or court order or to an attorney or accountant to the extent necessary to obtain professional advice. The Parties shall not be entitled to rely upon the foregoing exception for disclosures pursuant to subpoena or court order unless the Parties. have given each other written notice, within three business days following service of the subpoena or court order.

         8. SURVIVAL OF COVENANTS AND WARRANTIES. All covenants and warranties contained in this Agreement are contractual and shall survive the closing of this Agreement.

         9. FEES AND COSTS. Except as expressly set forth herein, each Party shall be responsible for its own attorneys' fees, costs and expenses.

         10.      MISCELLANEOUS.

                  A. SUCCESSORS AND ASSIGNS. This Agreement shall be binding in all respects upon, and shall inure to the benefit of, the Parties' successors and assigns.

                  B. GOVERNING LAW/DISPUTES. This Agreement shall be governed by the laws of the State of Colorado, irrespective of the choice of law rules of any jurisdiction. The Parties hereby consent to arid submit to the jurisdiction of the federal and state courts located in the State of Colorado. The Parties shall not raise in connection with any such action or suit, and hereby waive, any defenses based upon the venue, the inconvenience of the forum, the lack of personal jurisdiction, the' sufficiency of the service pf process, or the like.

                  C. SEVERABILITY. In the, event that a court of competent jurisdiction enters a final judgment holding invalid any provision of this


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                           Agreement, the remainder of this Agreement shall be
                           fully enforceable.

                  D. INTEGRATION. This Agreement and Exhibit A hereto constitute the entire agreement of the Parties and a complete merger of prior negotiations and agreements.

                  E. MODIFICATION. This Agreement shall not be modified except in a writing signed by the Parties.

                  F WAIVER. No term or condition of this Agreement shall be deemed to have' been waived, nor shall there be an estoppel against the enforcement of any provision of this Agreement, except by a writing signed by the Party charged with the waiver or estoppel. No waiver of any breach of this Agreement shall be deemed. a waiver of any later breach of the same provision or any other provision of this Agreement.

                  G. HEADINGS. Headings are intended solely as a convenience and shall not control the meaning or interpretation of any provision of this Agreement.

                  H. CONSTRUCTION. The Parties acknowledge that they and their respective counsel have reviewed this Agreement in its entirety and `have had a full and fair opportunity to negotiate its terms. Each Party therefore waives all applicable rules of construction that any provision of this agreement should be construed against its drafter, and agrees that all, provisions of this Agreement shall be construed as a whole, according to the fair meaning of the language used.

                  I. COUNTERPARTS AND TELECOPIES. This Agreement may be executed in counterparts, or by copies transmitted by telecopier, all, of which shall be given the same force and effect as the original.


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                                             FRONT PORCH DIGITAL, INC.
                                             By:/s/ Matthew Richman, CFO/COO
                                                --------------------------------
                                             Date: January 30, 2004
                                                   -----------------------------

                                             Andrew Vasko
                                             By: /s/ Andrew Vasko
                                                 -------------------------------
                                             Date: January 30, 2004
                                                   -----------------------------

                                             VASKO ENTERPRISES, INC.
                                             By: /s/ Andrew Vasko
                                                 -------------------------------
                                             Date: January 30, 2004
                                                   -----------------------------


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         FRONT PORCH DIGITAL, INC.
         DREW VASKO/VASKO ENTERPRISES SETTLEMENT SUMMARY --
         EXHIBIT A
         TO SETTLEMENT AGREEMENT DATED JANUARY 30, 2004

         SETTLEMENT TERMS AND CONDITIONS:

         1) Settlement amount - $105,000 in value in freely-tradeable common stock of Front Porch Digital Inc. ("FPDI"). The number of Initial Shares ("Initial Shares") to be issued in consideration for this amount will be determined by the closing price of the common stock (as quoted on the exchange) on the date the agreement is executed.

         2) FPDI expects to issue these Initial Shares to Vasko Enterprises. Inc. within 3 weeks of the date the agreements are executed (expected to be Friday, January 30, 2004).

         3) Any proceeds realized from the sale of the Initial Shares in excess of the $105,000 will be retained by Vasko Enterprises, Inc.

         4) FPDI is guaranteeing the $105,000 to be realized through the sale of its common stock to be issued to Vasko Enterprises, Inc. It is the intent and meaning of this agreement to guarantee that Vasko Enterprises, Inc. receives $105,000 (pretax) from the proceeds of the sale of the Initial Shares. If Vasko Enterprises, Inc. does not realize the full $105,000 from the sale of the Initial Shares, FPDI will immediately issue to Vasko Enterprises, Inc. additional shares of its common stock ("Additional Shares") (number of shares to be determined based upon the closing market price of the stock on the date of issue) equal to the value shortfall below the $105,000 agreed amount. The Additional Shares will be immediately tradeable and the ability to realize the full value would be certain. Technically, on the date the Additional Shares are issued, Vasko Enterprises, Inc. can execute a sell order in the amount of those Additional Shares at that price and then cover the sale upon receipt of the stock certificate within 1 business day of the issuance of the Additional Shares. In the event that the realization from the sale of the Additional Shares does not cover the shortfall the process will be repeated by a second issuance of Additional Shares, followed by additional issuances if necessary. EPO may, at its election, provide any shortfall amount in cash rather than stock.

         5) Under this agreement all Initial Shares must be sold within seven (7) trading days of the date of issuance. The proceeds realized by Vasko Enterprises. Inc. will be reported to FPDI upon the sate of the last of the Initial Shares. FPDI will then make the determination of the Additional Shares that same business day. The Additional Shares will be issued that day and a stock certificate will be delivered to Vasko Enterprises, Inc. the next business day.


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         6)       All obligations for taxes on this settlement are Vasko
                  Enterprises. Inc.'s sole responsibility.


         OTHER REPRESENTATIONS AND WARRANTIES:

         1) FPDI represents that it will not declare bankruptcy or initiate any type of disposition of the company's assets in a fire/liquidation type sale prior to the realization of the $105,000 in proceeds by Vasko Enterprises, Inc.

         2) FPDI represents that it will not execute a reverse stock split which could impair the value of the stock and thus the proceeds to be realized by Vasko Enterprises, Inc.

         3) FPDI represents that it has the authority to issue these shares and will obtain formal Board of Directors approval prior to the execution of the final agreements regarding this settlement.

         4) FPDI represents that will attempt to assist Vasko Enterprises, Inc. in the timely disposition of these shares and the full realization of the $105,000 from the sale of the Initial Shares.

         5) Vasko Enterprises, Inc. represents that it will use best efforts in selling the Initial Shares within the time period allotted for the maximum price per share using good reason and judgment in selling the shares (i.e. Vasko Enterprises, Inc. will not sell the entire block of stock in I transaction at a price lower than the market price and thus cause FPDI to have to issue Additional Shares).

         6) Vasko Enterprises, Inc. represents that it wilt obtain preapproval from the CEO of FPDI before selling any block of stock that is 25,000 shares or more at a price less than the market price at that time.


                                              VASKO ENTERPRISES, INC.

                                              /s/ Andrew Vasko
                                              ----------------------------------
                                              by: Andrew Vasko

                                              FRONT PORCH DIGITAL, INC.

                                              By: /s/ Matthew Richman
                                              ----------------------------------
                                              Its: CHIEF FINANCIAL OFFICER/CHIEF
                                              OPERATING OFFICER


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